BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

July 7, 2021

Hugh West and Robert Klein

Division of Corporation Finance, Office of Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed March 1, 2021

File No. 001-14905

Dear Messrs. West and Klein:

The purpose of this letter is to respond to your letter dated June 29, 2021. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2020

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Other Critical Accounting Policies, page K-63

1.

We note your disclosure related to Goodwill and indefinite-lived intangible asset impairment here and on page 40 of your Form 10-Q for the Quarterly Period ended March 31, 2021. In regards to your goodwill and the related impairment evaluation, please revise your future filings to identify the at-risk reporting units (i.e., fair value is not substantially in excess of the carrying value) and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.

In future filings beginning with the quarterly report on Form 10-Q for the period ended June 30, 2021, we will revise disclosures to identify the at-risk reporting units (i.e. where we believe the fair value is not substantially in excess of the carrying value) and disclose the percentage by which fair value exceeded carrying value as of the date of the most recent impairment test and the amount of goodwill allocated to the reporting unit.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg Senior Vice President – Chief Financial Officer cc: Daniel J. Jaksich, Vice President – Controller